RNS Annual Financial Report PUBLICATION OF UFN FINANCIAL STATEMENTS UNILEVER PLC Released 17:07:22 15 May 2026 RNS Number : 5968E Unilever PLC 15 May 2026 Publication of Financial Statements: Unilever Finance Netherlands B.V.   London, 15 May 2026 The audited financial statements of Unilever Finance Netherlands B.V. for the financial year ended 31 December 2025 have been published and are available for viewing at: https://www.unilever.com/investors/investor-centre/debt-investors/unilever-european-bond- programme/ To view the full document, please paste the following URL into the address bar of your browser: https://www.unilever.com/files/audited-financial-statements-of-unilever-finance-netherlands- bv-for-the-year-ended-31-december-2025.pdf   ENDS   Enquiries Media: Unilever Global Media Relations press-office.london@unilever.com Investors: Investor Relations Team investor.relations@unilever.com   Cautionary Statement This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to the financial condition and business of Unilever Finance Netherlands B.V. and the Unilever group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments, future performance and other factors affecting the Group, taking into account all information currently available to us. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control or precise estimate, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward- looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or as a result of new information. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. 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